June 24, 2025

Ronald Glass
Vice President and Chief Accounting Officer
Kosmos Energy Ltd.
8176 Park Lane
Dallas, Texas 75231

       Re: Kosmos Energy Ltd.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 24, 2025
           File No. 001-35167
Dear Ronald Glass:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Financial Statements
Note 15 - Commitments and Contingencies, page 116

1. We note your disclosure indicating that you do not believe the outcome of litigation, regulatory examinations and administrative proceedings in which you are involved would have a material effect, either individually or in the aggregate, with regard to your financial position, although could have a material adverse effect on your results of operations. We also see that on pages 42, 54, 55, and 57, you have disclosures concerning possible adverse effects arising from disagreements with host governments, contractual counterparties, non-compliance with laws, regulations and
       other legislative instruments, and your handling of regulated or hazardous substances.

       For example, you identify various potential liabilities associated with your operations in Ghana, including the release of drilling fluids in its territorial waters, issues regarding approval disputes over the sale of assets, PODs for certain offshore discoveries, and exploration areas that may need to be reliquished, in addition to taxes and other payments that may be due in that jurisdiction.You indicate there are
 June 24, 2025
Page 2

       unresolved issues that could have a material adverse effect. You also indicate that if you do not adhere to various legal requirements in Ghana, such as the Petroleum
       Revenue Management Act, Petroleum Commission Act, and Ghanaian Petroleum Law, this could result in the suspension or termination of your operations,
       administrative, civil and criminal penalties, and a material adverse effect on your financial condition and results of operations.

       Please expand your disclosures to describe the nature of the specific matters for which accruals have been made, or for which a material loss in excess of any accrual is reasonably possible, and to include an estimate of the possible loss or range of loss, to comply with FASB ASC 450-20-50-3 and 4. However, if you are not able to estimate your exposure, provide a statement to that effect and disclose the amounts being sought by the counterparty or clarify if there has been no such quantification.

       In addition to the clarifying disclosures that you propose, provide us with further information as necessary to understand how you have addressed each matter for which you have indicated resolution may yield material adverse effects, to include your assessment of the likelihood of loss, the extent of any accounting applied, the periods impacted by any accruals, claims made by the counterparties and the reasons you are unable to estimate your exposure in each instance, if this is the case.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Babula at 202-551-3339 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation